ARTICLES OF AMENDMENT

the dreyfus/laurel Funds, Inc., a Maryland corporation having its principal office in the State of Maryland in Baltimore City, Maryland (hereinafter called the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST:             The charter of the Corporation is hereby amended by redesignating Dreyfus BASIC S&P 500 Stock Index Fund as Dreyfus Institutional S&P 500 Stock Index Fund and the issued and unissued shares of Dreyfus BASIC S&P 500 Stock Index Fund as Class I shares of Dreyfus Institutional S&P 500 Stock Index Fund.

SECOND:        The charter of the Corporation is hereby further amended by redesignating the issued and unissued BASIC shares of Dreyfus Bond Market Index Fund as Class I shares of Dreyfus Bond Market Index Fund.

THIRD:            The foregoing amendments to the charter of the Corporation were approved by a majority of the entire Board of Directors; the foregoing amendments are limited to changes expressly permitted by Section 2-605 of Subtitle 6 of Title II of the Maryland General Corporation Law to be made without action by the stockholders of the Corporation.

IN WITNESS WHEREOF, The Dreyfus/Laurel Funds, Inc. has caused this instrument to be signed in its name and on its behalf by its Vice President who acknowledges these Articles of Amendment to be the corporate act of the Corporation and states that to the best of his knowledge, information and belief the matters and facts set forth in these Articles with respect to the authorization and approval of the amendment of the Corporation's charter are true in all material respects, and that this statement is made under the penalties of perjury.

the dreyfus/laurel Funds, Inc.

By:  /s/ Jeff Prusnofsky

Jeff Prusnofsky

Vice President

WITNESS:

/s/ James Bitetto___

James Bitetto

Assistant Secretary